UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Press Release 2 June 2003
Press Release 3 June 2003
Press Release 9 June 2003
Share Repurchase — 9th June 2003
Press Release 16 June 2003
Share Repurchase 19th June 2003
Share Repurchase 23rd June 2003
Share Repurchase 24th June 2003
Press Release 30th June 2003

Signatures
Notification of directors’ interests: Companies Act 1985 s.329
Barclays Bank PLC — Redemption of Notes
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Share repurchase
Share repurchase
Notification of directors’ interests: Companies Act 1985 s.329

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: July 2, 2003	By: /s/ Simon Pordage Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: July 2, 2003	By: /s/ Simon Pordage Simon Pordage Assistant Secretary

2 June 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 2 June 2003 that it had between 27 May 2003 and 30 May 2003 exercised its discretion and released 121,746 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,825,698 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

3 June 2003

Barclays Bank PLC

Barclays redeems US$500,000,000 8% Convertible Capital Note Units, Series E (the “Notes”) comprising Series E1 Notes (ISIN: GB0000883743) and Series E2 Notes (ISIN: GB0000883859)

Barclays Bank PLC announced today, 3 June 2003, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 1 June 2003.

The Notes will be cancelled and there are no further Notes outstanding.

9 June 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 9 June 2003 that it had on 3 June 2003 exercised its discretion and released 9,396 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). The participant to whom shares were released is not a director of Barclays PLC.

2.	The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 9 June 2003 that on 9 June 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 442p per share:

Director	Number of Shares

Mr C J Lendrum	29
Mr J S Varley	29

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	220,236	—
Mr J S Varley	303,572	—

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,816,302 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 9th June 2003 it purchased for cancellation 337,457 of its Ordinary shares at a price of 437.89 pence per share.

16 June 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 16 June 2003 that it had on 9 June 2003 exercised its discretion and released 88,995 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,727,307 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 19th June 2003 it purchased for cancellation 1,075,000 of its Ordinary shares at a price of 461.18 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 23rd June 2003 it purchased for cancellation 250,000 of its Ordinary shares at a price of 455.93 pence per share.

Barclays PLC

SHARE REPURCHASE

     Barclays PLC announces that on 24th June 2003 it purchased for cancellation 660,000 of its Ordinary shares at a price of 453.49 pence per share.

30 June 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 30 June 2003 that it had on 26 June 2003 purchased a total of 493,185 ordinary shares in Barclays PLC at a price of 153.46p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “trust”) notified the Company on 30 June 2003 that it had between 25 June 2003 and 26 June 2003 exercised its discretion and released a total of 142,792 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of the participant to whom shares were released are directors of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 30 June 2003 that it had between 23 June 2003 and 26 June 2003 purchased a total of 11,589 ordinary shares in Barclays PLC at a price of 453.46p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 30 June 2003 that it had between 25 June 2003 and 26 June 2003 released a total of 18,280 ordinary shares in Barclays PLC at prices ranging from 448.69p to 451.25p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

5.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 30 June 2003 that it had on 26 June 2003 exercised its discretion and released 8,388 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to directors of Barclays PLC.

6.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 30 June 2003 that it had on 26 June 2003 exercised its discretion and released 1,074 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,061,547 ordinary shares in Barclays PLC. Sir Peter

Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

7.	The Company was notified on 27 June 2003 by the Plan Manager of the Barclays Single Company PEP that on 27 June 2003 Mr C J Lendrum received 128 ordinary shares in the Company at a price of 445.50p per share as a result of the dividend on the shares held in the PEP for Mr Lendrum being reinvested.

Following this transaction, Mr Lendrum has a total beneficial interest in 220,364 ordinary shares in Barclays PLC.